APPHARVEST, INC.
500 Appalachian Way

Morehead, Kentucky 40351

December 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

RE:	AppHarvest, Inc.

Registration Statement on Form S-1

File No. 333-261679

Request for Acceleration of Effective Date

Requested Date: December 23, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on December 23, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of John T. McKenna and Asheley Walker of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John T. McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Asheley Walker at (202) 842-7856.

Very truly yours,

APPHARVEST, INC.

By:	/s/ Loren Eggleton
Name:	Loren Eggleton
Title:	Chief Financial Officer

cc:	Derek Lyons, AppHarvest, Inc. John T. McKenna, Cooley LLP Asheley Walker, Cooley LLP